December 23, 2019

Via Edgar
Mr. Adam Phippen
Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:  G. Willi-Food International Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed March 27, 2019
File No. 0-29256

Dear Mr. Phippen:

We enclose our response to the comment raised by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter, dated November 5, 2019 (the “Comment Letter”), with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2018 (the “Form 20-F”).

For your convenience, the comment of the Staff has been restated below in its entirety in bold, with the response to the comment set forth immediately thereafter.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 19. Exhibits, page 90

1.
We note that your Form 20-F is incorporated by reference in Form S-8 filed October 14, 2014 and Form F-3 filed October 25, 2006. As such, please provide the consents of your independent registered public accounting firms or tell us why consents are not required. Refer to Item 19 of Form 20-F.

The Company respectfully responds that consents were not required at the time of filing of the Form 20-F for the Form F-3 filed on October 25, 2006 (the “Form F-3”) for the reasons described below.

The Form F-3 was a resale registration statement related to ordinary shares sold to several selling shareholders in a private placement, and additional ordinary shares issuable to those selling shareholders in connection with the private placement. At the time of filing of the Form 20-F, no such selling shareholders were entitled to rely on the Form F-3 as the basis for the sale of their shares since according to the terms of the registration rights agreement pursuant to which the Form F-3 was filed the requirement of the Company to keep the Form F-3 effective expired more than nine years earlier. Similarly, the warrant agreement with the selling shareholders expired more than nine years prior to the filing of the Form 20-F. In addition, the selling shareholders, none of whom are affiliates of the  Company, had no need to rely on the Form F-3 as a basis for the sale of their shares at the time of the filing of the Form 20-F, since such shares were freely tradeable pursuant to Rule 144. Since receiving the Comment Letter, the Company has filed a post-effective amendment to terminate its registration statement on Form F-3 and is awaiting declaration of effectiveness.

Regarding the Form S-8 filed on October 14, 2014, the Company respectfully requests two additional weeks to respond to Staff comments.

If you have any questions or concerns, please contact Mr. Joshua Ravitz, Adv. of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. at 972-3-607-4480.

Very truly yours, G. WILL-FOOD INTERATIONAL LTD. By: /s/ Yitschak Barabi Yitschak Barabi Financial Manager

cc Mr. Joshua Ravitz, Adv.